UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated   February 17, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•          Press Release dated February 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 17, 2012	By:	/s/ “Alison T. Love”
Alison T. Love

2

NEWS RELEASE

Enbridge Reports 2011 Unaudited Results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Fourth quarter earnings were $335 million; earnings for the full year were $991 million

•	Fourth quarter adjusted earnings were $0.37 per common share, or $275 million

•	Full year adjusted earnings were $1.48 per common share, an 11% increase

•	Enbridge acquired a 50% joint venture interest in the Seaway Pipeline for a total anticipated investment of US$1.5 billion, including reversal and a new lateral extension

•	Enbridge to proceed with US$1.9 billion Flanagan South Pipeline component of its Gulf Coast Access initiative

•	Enbridge entered Canadian midstream natural gas sector with securement of a 71% interest in the Cabin Gas Plant development, with an expected total investment of $1.1 billion

•	Enbridge secured a 50% interest in development of the 300-MW Lac Alfred Wind Project at an anticipated investment of $0.3 billion bringing renewable and alternative energy interests close to 1,000 MW

•	Enbridge named one of Global 100 Most Sustainable Corporations in the World for 4th consecutive year

•	Guidance for 2012 adjusted earnings of $1.58 to $1.74 per common share

•	Quarterly dividend increased by 15% to $0.2825 per common share effective March 1, 2012

CALGARY, ALBERTA – February 17, 2012 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) – “2011 was an excellent year for Enbridge with results reaching the top end of our adjusted earnings per share guidance, and a total return to our shareholders of 40%,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. (Enbridge or the Company). “Moreover, we remain confident that Enbridge can achieve an average annual growth rate in adjusted earnings per share of 10% through 2015, based on conservative assumptions for mainline throughput and future growth investment.

“In December 2011, we announced our 2012 guidance for adjusted earnings of $1.58 to $1.74 per share, the midpoint of which represents a 12% increase over 2011. Enbridge’s Board of Directors also approved a 15% increase to the 2012 dividend. Enbridge has increased its dividend by an average of 13% per year over the last five years.”

Mr. Daniel noted that Enbridge’s 2011 results were supported by growth across the company; growth that is expected to remain strong.

“Over the past several years, we have placed a significant number of projects into service, and are now benefiting from their stable earnings and cash flow generation. Our ability to continue to grow earnings and cash flow is supported by the ongoing success that we have had in securing new business development projects, including in 2011 alone, more than $8 billion of new projects. Enbridge has now compiled a large suite of attractive investment opportunities, including $13 billion of commercially secured projects that have or are expected to come into service between 2011 and 2015.”

Forward-Looking Information

This news release contains forward-looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

Over the fourth quarter, Enbridge announced growth projects in its Liquids Pipelines, Gas Pipelines, Processing and Energy Services and green energy businesses.

A significant development in Liquids Pipelines was Enbridge’s acquisition in October of a 50% interest in the Seaway Crude Oil Pipeline (Seaway Pipeline), the subsequent announcement of the proposed reversal of that pipeline with partner Enterprise Products Partners L.P. (Enterprise) and the confirmation in December that Enbridge would proceed with the US$1.9 billion Flanagan South Pipeline component of its Gulf Coast Access initiative.

“Enbridge’s Gulf Coast Access initiative offers a near-term solution for shippers in western Canada and the Bakken to access the Texas Gulf Coast through the cost-effective and efficient use of existing facilities and rights-of-way,” said Mr. Daniel. “We are currently reviewing the commitments received from shippers through binding open seasons on the two components of the Gulf Coast Access project – the Flanagan South Pipeline and the Seaway Pipeline. Interest from shippers is strong and we anticipate providing additional information on capacity of the project in coming weeks.”

Enbridge and Enbridge Energy Partners, L.P. (EEP) also announced two projects – expansion of EEP’s Line 5 and reversal of Enbridge’s Line 9 between Sarnia, Ontario and Westover, Ontario – intended to provide increased access to refineries in the U.S. upper midwest and in Ontario for light crude oil produced in western Canada and the United States.

In Gas Pipelines, Processing and Energy Services, the fourth quarter marked Enbridge’s entry to the Canadian midstream natural gas sector with the securement of a 71% interest in the development of the Cabin Gas Plant (Cabin) in northeastern British Columbia. “Our investment in Cabin is a substantial initial step in the execution of our strategy to establish a strong position in the Canadian midstream business focused on growing unconventional gas production in B.C. and Alberta and underpinned by low-risk contractual frameworks,” said Mr. Daniel.

The securement of a 50% interest in the development of the 300-megawatt (MW) Lac Alfred Wind Project (Lac Alfred) in Quebec brought Enbridge’s interests in renewable and alternative generating capacity close to 1,000 MW.

“The Lac Alfred project advances Enbridge’s strategy to invest in renewable energy infrastructure as part of a sustainable power generation platform with solid returns, stable cash flow and environmental benefits,” said Mr. Daniel. “Significantly, Lac Alfred marks Enbridge’s entry into the growing Quebec wind energy market, the second largest in Canada.

Mr. Daniel also commented on the Company’s focus on safety. “2011 was also a year of progress in further reinforcing safety and operational integrity across all Enbridge’s business units and this will remain the Company’s top priority in 2012. It is the safety and reliability of our assets that provides us with the foundation for our future growth.”

Concluded Mr. Daniel, “Across all of our businesses, Enbridge remains focused on offering investors a unique investment proposition: visible, transparent and sustained earnings and cash flow growth along with a substantial and growing dividend, all while maintaining a reliable business model.

“We were pleased to once again be named one of the Global 100 Most Sustainable Corporations in the world in January 2012. We take pride in being recognized for our emphasis on balancing economic growth with strong environmental stewardship, respect for our stakeholders and a commitment to conducting our business with the utmost integrity.”

RECENT DEVELOPMENTS

•     Noverco Inc. (Noverco) holds, directly and indirectly, an investment in Enbridge common shares aggregating 69.4 million shares. The substantial increase in the value of these shares over the last decade has resulted in a significant shift in the balance of Noverco’s asset mix. The board of directors of Noverco has authorized the Caisse De Depot et Placement de Quebec, as administrator, to rebalance Noverco’s asset mix through the liquidation of up to 22.5 million Enbridge shares, by way of private placement, secondary offering or stock market sales, from time to time as market conditions permit, and to distribute the proceeds to shareholders. Enbridge’s share of such proceeds would be up to approximately $300 million, which would be applied to the funding of Enbridge’s growth program.

•      On December 20, 2011, Enbridge announced that it secured sufficient capacity commitments from shippers to proceed with its Gulf Coast Access initiative offering crude oil transportation from its terminal at Flanagan, Illinois to the United States Gulf Coast. Enbridge also announced that, in response to shipper requests, it would hold a second open season early in the year to provide an opportunity for shippers to subscribe for additional capacity. The Gulf Coast Access initiative will involve construction of an additional line from Flanagan south to Cushing, Oklahoma following Enbridge’s existing Spearhead Pipeline right-of-way. This line is expected to be in service by mid 2014 at an estimated capital cost of approximately US$1.9 billion depending on the final scope of the project. From Cushing, crude oil will move to Houston and Port Arthur, Texas on the Seaway Pipeline system, a joint venture between Enbridge and Enterprise. Enbridge’s acquisition of a 50% interest in the Seaway Pipeline was announced in October 2011. The transaction closed in December 2011.

Enbridge and Enterprise announced in October plans to reverse the flow direction of the 805-kilometre (500-mile), 30-inch diameter Seaway Pipeline, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the United States Gulf Coast. The initial 150,000 barrels per day (bpd) of capacity on the reversed system could be available by the second quarter 2012. Following pump station additions and modifications, which are expected to be completed by the first quarter 2013, capacity would increase to 400,000 bpd assuming a mix of light and heavy grades of crude oil. Enbridge’s total investment in the Seaway Pipeline component of its Gulf Coast Access initiative is expected to be approximately $1.5 billion, inclusive of the costs of reversal and of a new lateral pipeline from Houston, Texas to Port Arthur.

•      In December 2011, the Company secured a 71% interest in the development of Cabin, located 60 kilometres (37 miles) northeast of Fort Nelson, British Columbia in the Horn River Basin. The Company’s total investment in phases 1 and 2 of Cabin is expected to be approximately $1.1 billion.

Phase 1 of the development is to have 400 million cubic feet per day (mmcf/d) of processing capacity. The plant is currently under construction and is expected to be in-service in late-2012. Phase 2, which is to provide an additional 400 mmcf/d of capacity, has been sanctioned by the producers and has also received regulatory approval. Phase 2 is expected to be ready for service in the third quarter of 2014. Capacity for both phases 1 and 2 has been fully subscribed by Horn River producers. These producers can request the Company to expand Cabin up to an additional four phases.

•      In December 2011, Enbridge secured a 50% interest in development of the 300-MW Lac Alfred project. The project, located 400 kilometres (250 miles) northeast of Quebec City in Quebec’s Bas-Saint-Laurent region, will consist of 150 wind turbines. Construction will be completed under a fixed price, turnkey, engineering, procurement and construction agreement and will take place in two phases: Phase 1, which began in June 2011, is expected to be completed in December 2012; while Phase 2 is expected to be completed in December 2013. Hydro-Quebec will purchase the power under a 20-year power purchase agreement and will construct the 30-kilometre transmission line to connect Lac Alfred to the grid under an interconnection agreement. The Company’s total investment in the project is expected to be approximately $0.3 billion.

•      On December 9, 2011, the Government of New Brunswick tabled and subsequently passed legislation related to the regulatory process for setting rates for gas distribution within the province. The legislation permits the government to implement new regulations which could affect the franchise agreement between Enbridge Gas New Brunswick (EGNB) and the province, impact prior decisions by the province’s independent regulator and influence the regulator’s future decisions. Significant details of the rate setting process were left to be established in the new regulations which have yet to be published.  As the details of the regulations have not yet been made available, the effect of such regulations on future earnings and cash flows or the impact of such regulations on the recoverability of regulatory assets and property, plant and equipment is not determinable as at February 17, 2012. While EGNB continues to engage in discussions with the province about the potential effect of the regulations, EGNB will preserve its legal rights.

•      In October 2011, Enbridge acquired all outstanding common shares of Tonbridge Power Inc. (Tonbridge) for $20 million and assumed long-term debt of $182 million incurred by Tonbridge in the development of the Montana-Alberta Tie-Line (MATL) project. The Company will also inject further funding to complete the first 300-MW phase of MATL and an expansion to between 550-MW and 600-MW. The total expected cost for both phases of MATL is approximately US$0.3 billion, of which approximately half will be funded through a 30-year loan from the Western Area Power Administration of the United States Department of Energy.

MATL is a 345-kilometre (215-mile) transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of the growing supply of electric power in Montana and the buoyant power demand in Alberta. While the permits required for construction have been obtained, the approval in Canada is currently being updated to reflect a number of design modifications which require further consultation with land owners. Subject to these approvals, the system’s north-bound capacity, which is fully contracted, is expected to be in-service in the fourth quarter of 2012.

•      In October 2011, Enbridge and EEP announced two projects that will provide increased access to refineries in the United States upper mid-west and in Ontario for light crude oil produced in western Canada and the United States. The project involves the expansion of EEP’s Line 5 light crude oil line between Superior, Wisconsin and Sarnia, Ontario by 50,000 bpd, at a cost of approximately US$0.1 billion. Complementing the Line 5 expansion, Enbridge plans on reversing a portion of Line 9 in western Ontario to permit crude oil movements eastbound from Sarnia as far as Westover, Ontario at a cost of approximately $20 million. Subject to regulatory and other approvals, the Line 5 expansion is targeted to be in service during the first quarter of 2013, while the Line 9 reversal is targeted to be in service in late 2013.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	203	117	505	512
Gas Distribution	34	60	176	155
Gas Pipelines, Processing and Energy Services	157	32	293	121
Sponsored Investments	159	56	344	137
Corporate	(218)	61	(327)	38
Earnings attributable to common shareholders	335	326	991	963
Earnings per common share[1]	0.44	0.44	1.32	1.30
Diluted earnings per common share[1]	0.44	0.43	1.30	1.29

1             Comparative amounts were restated to reflect two-for-one stock split which was effective May 25, 2011.

Earnings attributable to common shareholders were $991 million, or $1.32 per common share, for the year ended December 31, 2011 compared with $963 million, or $1.30 per common share, for the year ended December 31, 2010. Earnings for 2011 reflected strong earnings growth from substantially all of the Company’s business segments and also included the effect of non-cash, unrealized fair value derivative and foreign exchange gains and losses. Earnings for 2011 were also negatively impacted by non-recurring income taxes of $98 million incurred on an intercompany gain on sale to Enbridge Income Fund (the Fund), not eliminated for accounting purposes.

Significant contributions to increased earnings included, within Liquids Pipelines, the Regional Oil Sands System which realized an increase in earnings in 2011 relative to prior year due to higher shipped volumes, increased tolls, the continued positive impact of terminal infrastructure additions and lower depreciation expense. Similarly, the Canadian Mainline delivered year-over-year growth on increasing volumes and favourable operating performance. Effective July 1, 2011, tolls on the mainline system are governed by the Competitive Toll Settlement (CTS), under which earnings are now subject to variability associated with throughput volume and capital and operating costs, subject to various protection mechanisms. Within the Gas Processing, Pipelines and Energy Services segment, Energy Services benefited from favourable market conditions as did Aux Sable which realized stronger fractionation margins compared with prior years. Also within this segment, earnings contributions were realized from newly sanctioned renewable energy projects including the Sarnia Solar and Talbot Wind projects, later transferred to the Fund, within Sponsored Investments, in the fourth quarter of the year, and the Cedar Point and Greenwich wind projects. EEP earnings, within Sponsored Investments, increased for the year ended December 31, 2011, largely due to higher volumes both within EEP’s liquids business and natural gas business, which was bolstered by the addition of the Elk City System acquired in September 2010, and higher incentive income. Offsetting these increases in earnings were lower contributions from Southern Lights Pipeline and Spearhead Pipeline, which is experiencing lower volumes due to market pricing dynamics at Cushing, Oklahoma, and higher Corporate costs. Enbridge Offshore Pipelines (Offshore) earnings declined $30 million in 2011 relative to the prior year due to a slower regulatory permitting process and delayed drilling programs by producers in the Gulf of Mexico.

Additionally, 2011 and 2010 results were impacted by the 2010 Line 6A and 6B crude oil releases. Earnings for the year ended December 31, 2011 and 2010 included the Company’s share of EEP’s costs, before insurance recoveries and excluding fines and penalties, of $33 million and $103 million, respectively, related to these incidents. Lost revenue associated with downtime on both Line 6A and 6B of $3 million (net to Enbridge) further contributed to a decrease in earnings in 2010. Earnings for the year ended December 31, 2011 included insurance recoveries of $50 million (net to Enbridge) related to the Line 6B crude oil release.

Earnings attributable to common shareholders for the three months ended December 31, 2011 were $335 million compared with $326 million for the fourth quarter of 2010. Fourth quarter earnings drivers are largely consistent with year-to-date trends and continued to include non-cash, unrealized fair value derivative and foreign exchange gains and losses. Unique to the fourth quarter of 2011 are reduced earnings from Gas Distribution due to warmer than normal weather, insurance recoveries of $29 million (net to Enbridge) related to the Line 6B crude oil release and $98 million of income taxes on the intercompany gain on sale to the Fund not eliminated for accounting purposes.

Non-GAAP Measures

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the financial results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have standardized meanings prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section on page 12 for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	126	117	536	512
Gas Distribution	46	54	175	167
Gas Pipelines, Processing and Energy Services	41	31	163	123
Sponsored Investments	78	48	253	209
Corporate	(16)	(12)	(17)	(27)
Adjusted earnings[1,2]	275	238	1,110	984
Adjusted earnings per common share[1,2]	0.37	0.32	1.48	1.33

1                  Comparative amounts were restated to reflect two-for-one stock split which was effective May 25, 2011.

2                  Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see above.

Adjusted earnings for the year ended December 31, 2011 were $1,110 million, or $1.48 per common share, compared with $984 million, or $1.33 per common share, for the year ended December 31, 2010, an increase of 11% in adjusted earnings per common share. Adjusted earnings, which excludes the impact of non-recurring or non-operating items, for the year ended December 31, 2011 surpassed $1.0 billion for the first time in the Company’s history, with higher contributions from substantially all of the Company’s business segments driving strong overall earnings growth in the year. Significant drivers of the increase in adjusted earnings included increased volumes on the Company’s liquids pipelines assets both in Canada and the United States, supported by robust activity in the oil sands region of Alberta, favourable fractionation margins and market conditions benefiting the Aux Sable and Energy Services businesses, and increased contributions from a growing portfolio of renewable power generation assets. Areas of the Company’s operations which realized year-over-year declines in adjusted earnings included Offshore, due to a slower regulatory permitting process and delayed drilling programs by producers in the Gulf of Mexico, and Spearhead Pipeline, which experienced lower volumes due to market pricing dynamics at Cushing, Oklahoma.

Adjusted earnings were $275 million, or $0.37 per common share, for the three months ended December 31, 2011 compared with $238 million, or $0.32 per common share, for the three months ended December 31, 2010. Positive contributors to increased adjusted earnings in the quarter included Gas Pipelines, Processing and Energy Services, whose Aux Sable and Energy Services businesses continued to benefit from favourable margins in the period, and Regional Oil Sands System which realized higher shipped volumes. Adjusted earnings from Sponsored Investments increased in the fourth quarter of 2011 due to strong results from EEP’s natural gas business and higher general partner incentive income. Partially offsetting these items are lower adjusted earnings from Gas Distribution owing to lower other income. Commencing the fourth quarter of 2011, adjusted earnings from the Ontario Wind, Sarnia Solar and Talbot Wind projects are included within Sponsored Investments following the transfer of these assets to the Fund. These assets were previously reported under Gas Pipelines, Processing and Energy Services.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars)
Canadian Mainline	72	84	337	327
Regional Oil Sands System	30	15	110	73
Southern Lights Pipeline	21	20	75	82
Spearhead Pipeline	3	6	17	29
Feeder Pipelines and Other	-	(8)	(3)	1
Adjusted earnings	126	117	536	512
Canadian Mainline - shipper dispute settlement	-	-	14	-
Canadian Mainline - Line 9 tolling adjustment	-	-	10	-
Canadian Mainline - unrealized derivative fair value gains/(loss)	86	-	(48)	-
Regional Oil Sands System - asset impairment loss	(8)	-	(8)	-
Spearhead Pipeline - unrealized derivative fair value gains	-	-	1	-
Feeder Pipelines and Other - unrealized derivative fair value loss	(1)	-	-	-
Earnings	203	117	505	512

•                  Effective July 1, 2011, Canadian Mainline earnings are governed by the CTS (with the exception of Lines 8 and 9) whereas earnings for the first six months of 2011 and for the year ended December 31, 2010 were governed by a series of agreements. Earnings under the CTS are subject to variability in volume throughput and operating costs. Canadian Mainline volumes during the second half of 2011, for which the CTS was in effect, were higher than expected contributing to an increase in full year earnings relative to the prior year. The increased earnings contribution from volumes was partially offset by higher operating costs. During the fourth quarter of 2011 the increased earnings contribution from volumes was more than offset by higher operating costs due to a seasonal increase in integrity spending and higher in-line inspection costs.

•                  The increase in Regional Oil Sands System adjusted earnings reflected higher shipped volumes, increased tolls, the continued positive impact of terminal infrastructure additions and lower depreciation expense. The estimated useful lives of certain assets were extended in 2011 reflecting increased probable reservoir supply and commercial viability.

•                  The decrease in Southern Lights Pipeline adjusted earnings was primarily due to a decrease in leasing income from a pipeline which was transferred to the mainline system effective May 1, 2010. The 2011 adjusted earnings also reflected a full year of in-service earnings compared with allowance for equity funds used during construction (AEDC) recognized while the project was under construction until its in-service date of July 1, 2010.

•                  The full year decrease in Spearhead Pipeline adjusted earnings primarily reflected lower throughput volumes as a result of current market pricing dynamics at Cushing, Oklahoma, partially offset by the recognition of make-up rights which expired in the period.

•                  Feeder Pipelines and Other adjusted earnings for the full year primarily reflected an increase in business development costs which more than offset a higher contribution from Olympic Pipeline due to the Company’s increased ownership interest percentage, as well as a tariff increase and higher volumes.

Liquids Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items.

•                  Canadian Mainline earnings for 2011 included $14 million from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                  Canadian Mainline earnings for 2011 included a Line 9 tolling adjustment related to services provided in prior periods.

•                  Canadian Mainline earnings for 2011 reflected unrealized fair value losses on derivative financial instruments used to risk manage exposures inherent within the CTS, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Regional Oil Sands System earnings for 2011 included the write-off of development expenditures on certain project assets.

•                  Spearhead Pipeline earnings included unrealized fair value gains on derivative financial instruments used to manage exposures to allowance oil commodity prices.

•                  Feeder Pipelines and Other loss included an unrealized fair value loss on derivative financial instruments.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars)
Enbridge Gas Distribution (EGD)	37	46	137	135
Other Gas Distribution and Storage	9	8	38	32
Adjusted earnings	46	54	175	167
EGD - colder/(warmer) than normal weather	(12)	6	1	(12)
Earnings	34	60	176	155

•                  EGD’s adjusted earnings for both the full year and fourth quarter of 2011 were positively impacted by customer growth, lower interest expense and lower taxes, partially offset by higher customer support, system integrity and employee related costs as well as higher depreciation expense. In addition to these factors, EGD’s adjusted earnings for the fourth quarter of 2011 were negatively impacted by lower other income.

•                  The full year increase in Other Gas Distribution and Storage adjusted earnings primarily reflected an increased contribution from Enbridge’s Ontario unregulated gas storage business.

Gas Distribution earnings were impacted by the following non-recurring or non-operating adjusting item.

•                  EGD earnings are adjusted to reflect the impact of weather.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars)
Enbridge Offshore Pipelines (Offshore)	(2)	2	(7)	23
Alliance Pipeline US	7	6	26	25
Vector Pipeline	5	4	18	15
Aux Sable	19	10	55	37
Energy Services	13	6	55	20
Other	(1)	3	16	3
Adjusted earnings	41	31	163	123
Offshore - property insurance recoveries from hurricanes	-	-	-	2
Aux Sable - unrealized derivative fair value gains/(loss)	(4)	2	(7)	7
Energy Services - unrealized derivative fair value gains/(loss)	96	(1)	113	(12)
Energy Services - Lehman and SemGroup credit recovery	-	-	-	1
Other - unrealized derivative fair value gains	24	-	24	-
Earnings	157	32	293	121

•                  The decrease in Offshore adjusted earnings reflected continued volume declines due to the slower regulatory permitting process and delayed drilling programs by producers. Increased operating and administrative costs, including higher insurance premiums and employee benefits, as well as increased depreciation expense also contributed to the decrease in earnings from the prior year.

•                  Aux Sable adjusted earnings increased in both the fourth quarter and full year primarily due to stronger realized fractionation margins which resulted in higher contributions from the upside sharing mechanism in its production sales agreement, as well as increased earnings contribution from new assets including Septimus Pipeline and Gas Plant, Prairie Rose Pipeline and Palermo Conditioning Plant.

•                  The increase in Energy Services adjusted earnings was primarily attributable to crude oil marketing strategies designed to capture basis (location) differential and tank management revenue when opportunities arise. Energy Services employs such strategies in compliance with and under the oversight of formal risk management policies and procedures. Partially offsetting positive earnings contributions from crude oil services were declines in natural gas marketing due to narrower natural gas basis (location) spreads, which impact the Company’s merchant capacity on certain natural gas pipelines. Earnings from Energy Services are dependent on market conditions, including, but not limited to, location and grade basis spreads, and may not be indicative of results to be achieved in future periods.

•                  Other primarily reflected strong contributions mainly from the Sarnia Solar expansion and Talbot Wind Energy Project, both of which were completed in the latter part of 2010. In October 2011, ownership of the Sarnia Solar, Ontario Wind and Talbot Wind Energy projects was transferred to the Fund. In addition, adjusted earnings from 2011 reflected several newly constructed green energy projects, including Cedar Point Wind Energy, Greenwich Wind Energy and Amherstburg Solar. Effective October 21, 2011, earnings contributions from these assets, net of noncontrolling interests, were reflected within the Sponsored Investments segment.

Gas Pipelines, Processing and Energy Services earnings were impacted by the following non-recurring or non-operating adjusting items.

•                  Offshore earnings for 2010 included insurance proceeds related to the replacement of damaged infrastructure as a result of a 2008 hurricane.

•                  Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected unrealized fair value gains and losses related to the revaluation of inventory and the revaluation of financial derivatives used to risk manage the profitability of forward transportation and storage transactions.

•                  Energy Services earnings for 2010 included partial recoveries from the sale of its receivable from Lehman Brothers and from SemGroup.

•                  Other earnings for 2011 reflected unrealized fair value changes on derivative financial instruments.

SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars)
Enbridge Energy Partners (EEP)	46	27	152	122
Enbridge Energy, L.P. - Alberta Clipper US (EELP)	10	10	42	42
Enbridge Income Fund (the Fund)	22	11	59	45
Adjusted earnings	78	48	253	209
EEP - leak insurance recoveries	29	-	50	-
EEP - leak remediation costs and lost revenue	(6)	(21)	(33)	(106)
EEP - unrealized derivative fair value gains/(loss)	(5)	(3)	3	(1)
EEP - natural gas liquids (NGL) trucking and marketing prior period adjustment	(3)	-	(3)	-
EEP - shipper dispute settlement	-	-	8	-
EEP - lawsuit settlement	-	-	1	-
EEP - impact of unusual weather conditions	-	-	(1)	-
EEP - Lakehead System billing correction	-	-	-	1
EEP - dilution gain on Class A unit issuance	66	32	66	36
EEP - asset impairment loss	-	-	-	(2)
Earnings	159	56	344	137

•                  After adjusting EEP earnings for non-recurring or non-operating items, including the impact of the 2010 Line 6A and 6B crude oil releases, EEP adjusted earnings increased due to strong results from its natural gas business as a result of higher natural gas and NGL volumes, including those associated with the acquisition of the Elk City System in the latter part of 2010, as well as higher general partner incentive income. Increased volumes in liquids pipelines and a full year contribution from Alberta Clipper also drove higher earnings in 2011. These positive factors were partially offset by an increase in operating and administrative costs and higher financing costs.

•                  Earnings from EELP represent the Company’s earnings from its investment in a series of equity within EELP which owns the United States segment of Alberta Clipper. In 2010, earnings were favourably impacted by lower operating costs, predominantly property tax rates applicable during the construction phase relative to the deemed recovery permitted in tolls. Prior to the in-service date of April 1, 2010, earnings were attributable to AEDC recognized while the project was under construction.

•                  Earnings from the Fund primarily reflected continued increased contributions from the Saskatchewan System following substantial completion of its Phase II expansion project in December 2010, as well as contribution from the renewable assets acquired by the Fund in October 2011. These positive impacts were partially offset by higher operating and administrative costs as a result of the asset acquisition and an increase in interest expense and taxes.

Sponsored Investments earnings were impacted by several non-recurring or non-operating adjusting items.

•                  EEP 2011 earnings included insurance recoveries associated with the Line 6B crude oil release.

•                  Earnings from EEP for 2011 and 2010 included a charge related to estimated costs, before insurance recoveries, associated with the Line 6A and 6B crude oil releases. EEP earnings from 2010 also included a charge of $3 million (net to Enbridge) related to lost revenue as a result of the crude oil releases.

•                  Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.

•                  Earnings from EEP included an unfavourable prior period adjustment related to NGL trucking and marketing.

•                  EEP earnings for 2011 included proceeds from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                  EEP earnings for 2011 included proceeds related to the settlement of a lawsuit during the first quarter.

•                  EEP earnings for 2011 included an unfavourable effect related to decreased volumes due to uncharacteristically cold weather in February 2011 that disrupted normal operations.

•                  EEP earnings for 2010 included Lakehead System billing corrections.

•                  EEP earnings included dilution gains (after tax and noncontrolling interest) as Enbridge did not fully participate in EEP’s issuances of Class A units.

•                  EEP earnings for 2010 included charges related to asset impairment losses.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars)
Noverco	10	8	24	21
Other Corporate	(26)	(20)	(41)	(48)
Adjusted loss	(16)	(12)	(17)	(27)
Other Corporate - unrealized derivative fair value gains/(loss)	45	48	(87)	25
Other Corporate - unrealized foreign exchange gains/(loss) on translation of intercompany balances, net	(154)	25	(131)	40
Other Corporate - impact of tax rate changes	5	-	6	-
Other Corporate - tax on intercompany gain on sale	(98)	-	(98)	-
Earnings/(loss)	(218)	61	(327)	38

•                  The fourth quarter 2011 adjusted loss was higher primarily due to an increase in preference share dividends following the issuance of 38 million preference shares during the latter part of the year and higher tax expense, partially offset by lower interest expense. For the full year, lower interest expense more than offset the increased preference share dividends and increased tax expense.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items.

•                  Earnings/(loss) for each period included a change in the unrealized fair value gains and losses on derivative financial instruments related to forward foreign exchange risk management positions.

•                  Earnings/(loss) included net unrealized foreign exchange gains or losses on the translation of foreign-denominated intercompany balances.

•                  Earnings/(loss) for 2011 were impacted by tax rate changes.

•                  Earnings/(loss) for 2011 were impacted by tax on an intercompany gain on sale.

NON-GAAP RECONCILIATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

(unaudited; millions of Canadian dollars)
GAAP earnings as reported	335	326	991	963
Significant after-tax non-recurring or non-operating factors and variances
Liquids Pipelines
Canadian Mainline - shipper dispute settlement	-	-	(14)	-
Canadian Mainline - Line 9 tolling adjustment	-	-	(10)	-
Canadian Mainline - unrealized derivative fair value (gains)/loss	(86)	-	48	-
Regional Oil Sands System - asset impairment loss	8	-	8	-
Spearhead Pipeline - unrealized derivative fair value gains	-	-	(1)	-
Feeder Pipelines and Other - unrealized derivative fair value loss	1	-	-	-
Gas Distribution
EGD - warmer/(colder) than normal weather	12	(6)	(1)	12
Gas Pipelines, Processing and Energy Services
Offshore - property insurance recovery from hurricanes	-	-	-	(2)
Aux Sable - unrealized derivative fair value (gains)/loss	4	(2)	7	(7)
Energy Services - unrealized derivative fair value (gains)/loss	(96)	1	(113)	12
Energy Services - Lehman and SemGroup credit recovery	-	-	-	(1)
Other - unrealized derivative fair value gains	(24)	-	(24)	-
Sponsored Investments
EEP - leak insurance recoveries	(29)	-	(50)	-
EEP - leak remediation costs and lost revenue	6	21	33	106
EEP - unrealized derivative fair value (gains)/loss	5	3	(3)	1
EEP - NGL trucking and marketing prior period adjustment	3	-	3	-
EEP - shipper dispute settlement	-	-	(8)	-
EEP - lawsuit settlement	-	-	(1)	-
EEP - impact of unusual weather conditions	-	-	1	-
EEP - Lakehead System billing correction	-	-	-	(1)
EEP - dilution gain on Class A unit issuance	(66)	(32)	(66)	(36)
EEP - asset impairment loss	-	-	-	2
Corporate
Other Corporate - unrealized derivative fair value (gains)/loss	(45)	(48)	87	(25)
Other Corporate - unrealized foreign exchange (gains)/loss on translation of intercompany balances, net	154	(25)	131	(40)
Other Corporate - impact of tax rate changes	(5)	-	(6)	-
Other Corporate - tax on intercompany gain on sale	98	-	98	-
Adjusted earnings	275	238	1,110	984

CONFERENCE CALL

Enbridge will hold a conference call on Friday, February 17, 2012 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the 2011 annual results. Analysts, members of the media and other interested parties can access the call at 617-614-3518 or toll-free at 1-800-561-2601 using the access code of 16165125. The call will be audio webcast live at www.enbridge.com/InvestorRelations.aspx. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or 617-801-6888 (access code 80524503) will be available until February 24, 2012.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,150 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained on, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected costs related to projects under construction; expected in-service dates for projects under construction; expected tariffs for pipelines; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids (NGLs); prices of crude oil, natural gas and NGLs; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas and NGLs, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services.

Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates, and expected capital expenditures include: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Jody Balko
(403) 508-6563 or Toll Free: 1-888-992-0887	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	203	117	505	512
Gas Distribution	34	60	176	155
Gas Pipelines, Processing and Energy Services	157	32	293	121
Sponsored Investments	159	56	344	137
Corporate	(218)	61	(327)	38
	335	326	991	963
Earnings per common share[1]	0.44	0.44	1.32	1.30
Diluted earnings per common share[1]	0.44	0.43	1.30	1.29
Adjusted earnings[2]
Liquids Pipelines	126	117	536	512
Gas Distribution	46	54	175	167
Gas Pipelines, Processing and Energy Services	41	31	163	123
Sponsored Investments	78	48	253	209
Corporate	(16)	(12)	(17)	(27)
	275	238	1,110	984
Adjusted earnings per common share[1]	0.37	0.32	1.48	1.33
Cash flow data
Cash provided by operating activities	452	375	2,703	1,851
Cash used in investing activities	(2,179)	(746)	(4,017)	(2,674)
Cash provided by financing activities	1,221	60	1,380	766
Dividends
Common share dividends declared	190	163	759	648
Dividends paid per common share	0.2450	0.2125	0.98	0.85
Shares outstanding (millions)
Weighted average common shares outstanding	753	747	751	741
Diluted weighted average common shares outstanding	765	756	761	748
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[3]	1,594	1,537	1,554	1,537
Regional Oil Sands System[4]	344	327	329	291
Spearhead Pipeline	54	159	82	144
Gas Distribution - Enbridge Gas Distribution
Volumes (billions of cubic feet)	115	132	426	409
Number of active customers (thousands)[5]	1,997	1,963	1,997	1,963
Heating degree days [6]
Actual	1,091	1,315	3,597	3,466
Forecast based on normal weather	1,223	1,210	3,602	3,546
Gas Pipelines, Processing and Energy Services -
Average throughput volume (millions of cubic feet per day)
Alliance Pipeline US	1,562	1,588	1,564	1,600
Vector Pipeline	1,600	1,623	1,525	1,456
Enbridge Offshore Pipelines	1,390	1,899	1,595	1,962

1                Comparative amounts were restated to reflect two-for-one stock split which was effective May 25, 2011.

2                Adjusted earnings represent earnings attributable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

3                Canadian Mainline includes deliveries ex-Gretna, Manitoba and is exclusive of western Canadian deliveries and volumes originating at United States or eastern Canada locations.

4                Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

5                Number of active customers is the number of natural gas consuming Enbridge Gas Distribution (EGD) customers at the end of the period.

6                Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	4,132	3,280	15,676	11,990
Transportation and other services	1,304	863	3,726	3,137
	5,436	4,143	19,402	15,127
Expenses
Commodity costs	3,923	3,070	14,854	11,291
Operating and administrative	579	417	1,720	1,466
Depreciation and amortization	245	252	937	864
	4,747	3,739	17,511	13,621
	689	404	1,891	1,506
Income from equity investments	121	16	336	38
Other income	100	197	112	374
Interest expense	(179)	(179)	(711)	(687)
	731	438	1,628	1,231
Income taxes	(356)	(98)	(568)	(251)
Earnings	375	340	1,060	980
Earnings attributable to noncontrolling interests	(32)	(12)	(56)	(10)
Earnings attributable to Enbridge Inc.	343	328	1,004	970
Preference share dividends	(8)	(2)	(13)	(7)
Earnings attributable to Enbridge Inc. common shareholders	335	326	991	963

Earnings per common share attributable to Enbridge Inc. common shareholders	0.44	0.44	1.32	1.30

Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.44	0.43	1.30	1.29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars)
Earnings	375	340	1,060	980
Other comprehensive income/(loss)
Change in unrealized gain/(loss) on cash flow hedges, net of tax	(168)	53	(427)	(113)
Change in unrealized gain/(loss) on net investment hedges, net of tax	44	48	(19)	51
Reclassification to earnings/(loss) of realized cash flow hedges, net of tax	35	1	32	(25)
Reclassification to loss of unrealized cash flow hedges, net of tax	4	-	8	-
Other comprehensive income/(loss) from equity investees, net of tax	(28)	13	(61)	(11)
Change in foreign currency translation adjustment	42	(190)	242	(274)
Other comprehensive loss	(71)	(75)	(225)	(372)
Comprehensive income	304	265	835	608
Comprehensive (income)/loss attributable to noncontrolling interests	(16)	(3)	(43)	23
Comprehensive income attributable to Enbridge Inc.	288	262	792	631
Preference share dividends	(8)	(2)	(13)	(7)
Comprehensive income attributable to Enbridge Inc. common shareholders	280	260	779	624

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Year ended December 31,	2011	2010
(unaudited; millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	125	125
Shares issued	931	-
Balance at end of year	1,056	125
Common shares
Balance at beginning of year	3,683	3,379
Dividend reinvestment and share purchase plan	229	224
Shares issued on exercise of stock options	57	80
Balance at end of year	3,969	3,683
Contributed surplus
Balance at beginning of year	59	54
Stock-based compensation	18	13
Options exercised	(7)	(8)
Dilution gains and other	36	-
Balance at end of year	106	59
Retained earnings
Balance at beginning of year	4,734	4,400
Earnings attributable to Enbridge Inc. common shareholders	991	963
Common share dividends declared	(759)	(648)
Dividends paid to reciprocal shareholder	25	19
Balance at end of year	4,991	4,734
Accumulated other comprehensive loss
Balance at beginning of year	(882)	(543)
Other comprehensive loss	(212)	(339)
Balance at end of year	(1,094)	(882)
Reciprocal shareholding
Balance at beginning of year	(154)	(154)
Acquisition of equity investment	(33)	-
Balance at end of year	(187)	(154)
Total Enbridge Inc. shareholders’ equity	8,841	7,565
Noncontrolling interests
Balance at beginning of year	658	727
Earnings attributable to noncontrolling interests	56	10
Other comprehensive income/(loss) attributable to noncontrolling interests
Change in unrealized loss on cash flow hedges, net of tax	(7)	(9)
Other comprehensive loss from equity investees, net of tax	(15)	(3)
Change in foreign currency translation adjustment	9	(21)
	(13)	(33)
Comprehensive income/(loss) attributable to noncontrolling interests	43	(23)
Distributions	(37)	(30)
Contributions	208	29
Acquisitions	(27)	(45)
Other	1	-
Balance at end of year	846	658
Total shareholders’ equity	9,687	8,223

Dividends paid per common share	0.98	0.85

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
(unaudited; millions of Canadian dollars)
Operating activities
Earnings attributable to Enbridge Inc.	343	328	1,004	970
Depreciation and amortization	245	252	937	864
Unrealized gains on derivative instruments	(355)	(66)	(13)	(10)
Allowance for equity funds used during construction	(1)	(1)	(3)	(80)
Cash distributions in excess of/(less than) equity earnings	(49)	62	(42)	214
Gain on reduction of ownership interest	(141)	(73)	(141)	(81)
Future income taxes	224	117	415	238
Goodwill and asset impairment losses	11	-	11	-
Noncontrolling interests	32	12	56	10
Other	146	(12)	150	(11)
Changes in regulatory assets and liabilities	33	(15)	78	30
Changes in operating assets and liabilities	(36)	(229)	251	(293)
	452	375	2,703	1,851
Investing activities
Additions to property, plant and equipment	(1,041)	(794)	(2,516)	(2,357)
Government grant	145	-	145	-
Additions to intangible assets	(74)	(12)	(165)	(50)
Change in construction payable	14	105	(66)	27
Long-term investments	(43)	(17)	(217)	(121)
Affiliate loans, net	-	1	10	(80)
Acquisitions	(1,180)	(52)	(1,208)	(116)
Proceeds on sale of investments	-	23	-	23
	(2,179)	(746)	(4,017)	(2,674)
Financing activities
Net change in bank indebtedness and short-term borrowings	(128)	(200)	224	(165)
Net change in commercial paper and credit facility draws	533	47	11	(347)
Debenture and term note issues	375	500	825	2,300
Debenture and term note repayments	(53)	(150)	(203)	(600)
Net change in Southern Lights project financing	(12)	(8)	(62)	14
Non-recourse debt issues	8	-	17	5
Non-recourse debt repayments	(35)	(35)	(81)	(73)
Contributions from/(distributions to) noncontrolling interests, net	223	5	214	(1)
Preferred shares issued	438	-	926	-
Common shares issued	17	13	46	66
Preference share dividends	(2)	(2)	(7)	(7)
Common share dividends	(143)	(110)	(530)	(426)
	1,221	60	1,380	766
Effect of translation of foreign denominated cash and cash equivalents	(6)	(9)	12	(11)
Increase/(decrease) in cash and cash equivalents	(512)	(320)	78	(68)
Cash and cash equivalents at beginning of year	932	662	342	410
Cash and cash equivalents at end of year	420	342	420	342

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2011	2010
(unaudited; millions of Canadian dollars)
Assets
Current assets
Cash and cash equivalents	420	342
Accounts receivable and other	3,136	2,706
Inventory	739	813
	4,295	3,861
Property, plant and equipment, net	22,623	20,332
Long-term investments	2,540	2,198
Deferred amounts and other assets	3,220	2,886
Intangible assets	600	478
Goodwill	1,024	385
Future income taxes	41	80
	34,343	30,220
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	102	100
Short-term borrowings	548	326
Accounts payable and other	3,722	2,688
Interest payable	114	117
Current maturities of long-term debt	252	154
Current maturities of non-recourse long-term debt	122	70
	4,860	3,455
Long-term debt	14,257	13,561
Non-recourse long-term debt	951	1,061
Other long-term liabilities	1,892	1,473
Future income taxes	2,696	2,447
	24,656	21,997
Shareholders’ equity
Share capital
Preference shares	1,056	125
Common shares	3,969	3,683
Contributed surplus	106	59
Retained earnings	4,991	4,734
Accumulated other comprehensive loss	(1,094)	(882)
Reciprocal shareholding	(187)	(154)
Total Enbridge Inc. shareholders’ equity	8,841	7,565
Noncontrolling interests	846	658
	9,687	8,223
	34,343	30,220

SEGMENTED INFORMATION

Three months ended December 31, 2011	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	664	706	3,937	129	-	5,436
Commodity costs	-	(392)	(3,531)	-	-	(3,923)
Operating and administrative	(261)	(147)	(104)	(45)	(22)	(579)
Depreciation and amortization	(83)	(82)	(39)	(36)	(5)	(245)
	320	85	263	48	(27)	689
Income/(loss) from equity investments	-	-	-	121	-	121
Other income/(expense)	6	(2)	11	155	(70)	100
Interest expense	(64)	(41)	(22)	(25)	(27)	(179)
Income taxes	(58)	(8)	(95)	(109)	(86)	(356)
Earnings/(loss)	204	34	157	190	(210)	375
Noncontrolling interests	(1)	-	-	(31)	-	(32)
Preference share dividends	-	-	-	-	(8)	(8)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	203	34	157	159	(218)	335
Additions to property, plant and equipment [1]	282	177	545	17	21	1,042
Total assets	12,366	7,713	4,968	5,245	4,051	34,343

Three months ended December 31, 2010	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	478	789	2,789	87	-	4,143
Commodity costs	-	(452)	(2,618)	-	-	(3,070)
Operating and administrative	(172)	(131)	(58)	(34)	(22)	(417)
Depreciation and amortization	(105)	(79)	(42)	(24)	(2)	(252)
	201	127	71	29	(24)	404
Income from equity investments	-	-	-	12	4	16
Other income/(expense)	7	(4)	6	79	109	197
Interest expense	(60)	(42)	(29)	(17)	(31)	(179)
Income taxes recovery/(expense)	(31)	(21)	(16)	(35)	5	(98)
Earnings	117	60	32	68	63	340
Noncontrolling interests	-	-	-	(12)	-	(12)
Preference share dividends	-	-	-	-	(2)	(2)
Earnings attributable to Enbridge Inc. common shareholders	117	60	32	56	61	326
Additions to property, plant and equipment [1]	192	155	398	51	(1)	795
Total assets	11,508	7,594	5,536	3,833	1,749	30,220

1                  Includes allowance for equity funds used during construction (AEDC).

Year ended December 31, 2011	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	1,959	2,574	14,476	393	-	19,402
Commodity costs	-	(1,354)	(13,500)	-	-	(14,854)
Operating and administrative	(760)	(492)	(295)	(137)	(36)	(1,720)
Depreciation and amortization	(327)	(320)	(167)	(111)	(12)	(937)
	872	408	514	145	(48)	1,891
Income/(loss) from equity investments	-	-	-	342	(6)	336
Other income/(expense)	31	(11)	38	202	(148)	112
Interest expense	(256)	(166)	(97)	(74)	(118)	(711)
Income taxes recovery/(expense)	(139)	(55)	(161)	(219)	6	(568)
Earnings/(loss)	508	176	294	396	(314)	1,060
Noncontrolling interests	(3)	-	(1)	(52)	-	(56)
Preference share dividends	-	-	-	-	(13)	(13)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	505	176	293	344	(327)	991
Additions to property, plant and equipment [1]	977	483	953	73	33	2,519
Total assets	12,366	7,713	4,968	5,245	4,051	34,343

Year ended December 31, 2010	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	1,672	2,611	10,518	326	-	15,127
Commodity costs	-	(1,384)	(9,907)	-	-	(11,291)
Operating and administrative	(603)	(497)	(215)	(120)	(31)	(1,466)
Depreciation and amortization	(312)	(310)	(144)	(88)	(10)	(864)
	757	420	252	118	(41)	1,506
Income from equity investments	-	-	-	32	6	38
Other income/(expense)	115	(17)	30	114	132	374
Interest expense	(223)	(179)	(96)	(58)	(131)	(687)
Income taxes recovery/(expense)	(135)	(64)	(65)	(66)	79	(251)
Earnings	514	160	121	140	45	980
Noncontrolling interests	(2)	(5)	-	(3)	-	(10)
Preference share dividends	-	-	-	-	(7)	(7)
Earnings attributable to Enbridge Inc. common shareholders	512	155	121	137	38	963
Additions to property, plant and equipment [1]	765	387	1,153	132	-	2,437
Total assets	11,508	7,594	5,536	3,833	1,749	30,220

1                   Includes AEDC.